Notice of the 63rd Annual General Meeting of Shareholders

Contents

June 2, 2026

ORIX CORPORATION

This document is a translation of the Japanese language original prepared for reference purposes only (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. ORIX Corporation assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Securities Code: NYSE: IX
TSE: 8591
June 2, 2026

To Our Shareholders:

Hidetake Takahashi
Director,
Representative Executive Officer, President
ORIX CORPORATION
2-4-1, Hamamatsu-cho
Minato-ku, Tokyo, Japan

ORIX CORPORATION
Notice of the 63rd Annual General Meeting of Shareholders

We cordially would like to inform you that the 63rd Annual General Meeting of Shareholders of ORIX CORPORATION (the "Company") to be held as set forth below.

When giving notice of the Annual General Meeting of Shareholders, information that constitutes the content of reference documents for the General Meeting of Shareholders, etc. (items provided in electronic format) is provided in electronic format on the internet, etc. via the Company website as "Notice of the 63rd Annual General Meeting of Shareholders." Please navigate to the Company website below to check this information.

[Company website]
https://www.orix.co.jp/grp/company/ir/library/shareholder_meeting/ (Japanese)
https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/ (English)

In addition to being uploaded to the above-mentioned website, the items provided in electronic format have been made available on the website of the Tokyo Stock Exchange (TSE). Please navigate to the TSE's website below ("Tokyo Stock Exchange Listed Company Search"), enter the stock (company) name or code to search, then select "Basic information," followed by "Documents for public inspection/ PR information."

[TSE website ("Tokyo Stock Exchange Listed Company Search")]
https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (Japanese)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show (English)

Details

1. **Date and Time:** Tuesday, June 23, 2026 at 10:00 a.m. (JST)

2. **Place:** *Prince Hall,* Annex Tower 5F, Shinagawa Prince Hotel

   4-10-30, Takanawa, Minato-ku, Tokyo, Japan

3. **Agenda of the Meeting:**

   Matters to be reported:

   1. The business report and the consolidated financial statements for the 63rd fiscal year (from April 1, 2025 to March 31, 2026), as well as the audit reports of the public accounting firm and the Audit Committee for consolidated financial statements

   2. Financial statements for the 63rd fiscal year (from April 1, 2025 to March 31, 2026)

   Matters to be resolved:

   Proposal 1 Partial Amendments to Articles of Incorporation (purposes of business)

   Proposal 2 Partial Amendments to Articles of Incorporation (a "virtual-only" shareholders' meeting)

   Proposal 3 Election of Ten (10) Directors

・ We will post the Notice of Resolution at the 63rd Annual General Meeting of Shareholders on the following Company's website.
  The Company's website: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/

Reference Documents for the General Meeting of Shareholders

Proposal 1: Partial Amendments to Articles of Incorporation (purposes of business)

The Company proposes the following amendments to Article 2 (Purpose) of Articles of Incorporation of the Company.

1. Reason for Amendment

In order to reflect more accurately the current business activities of the Company and its subsidiaries and to clarify its business scope, we propose to amend the purpose of business in Article 2 (Purpose) of the current Articles of Incorporation by revising item (5), adding item (13), deleting item (21), and making other related changes, including changes to item numbering.

2. Details of Amendment

The contents of the amendments are as follows;

(Changes are underlined)

Current Articles of Incorporation	Proposed Amendments
Article 2 (Purpose)	Article 2 (Purpose)
The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:
(1)–(4)　　　　　[Omitted]	(1)–(4)　　　　　[No Change]
(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business;	(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, and trust agreement agency business;
(6)–(12)　　　　　[Omitted]	(6)–(12)　　　　　[No Change]
[New]	(13) Manufacture, sale, and collection of various plastic products, materials, recycled raw materials, recycled products, etc.;
(13) trading of emission rights for greenhouse gases and other various subjects;	(14) trading of emission rights for greenhouse gases and other various subjects;
(14)–(19)　　　　　[Omitted]	(15)–(20)　　　　　[No Change]
(20) transport business;	(21) transport business;
(21) mining of various minerals, and the manufacture and sale of the products in relation thereto;	[Delete]
(22)–(25)　　　　　[Omitted]	(22)–(25)　　　　　[No Change]

Proposal 2: Partial Amendments to Articles of Incorporation (a "virtual-only" shareholders' meeting)

The Company proposes the following amendments to Article 11 (Holding of General Meeting of Shareholders) of Articles of Incorporation of the Company.

1. Reason for Amendment

As a result of the enforcement of the Act for Partially Amending the Industrial Competitiveness Enhancement Act and Other Related Acts (Act No. 70 of 2021), listed companies are now permitted, subject to certain conditions, to hold a shareholders' meeting without a designated physical location (a "virtual-only" shareholders' meeting), at which shareholders may attend by means such as the Internet without a physical venue, by providing therefor in their articles of incorporation.

In light of large-scale disasters, including infectious diseases and natural disasters, as well as the ongoing digitalization of society as a whole, the Company believes that expanding the range of available formats for holding shareholders' meetings will serve the interests of its shareholders. Accordingly, the Company proposes to add paragraph 2 to Article 11 of its current Articles of Incorporation.

With respect to the determination of the format for each shareholders' meeting, the Board of Directors will, on each occasion, carefully deliberate and resolve the matter, giving due consideration to the interests and rights of shareholders and taking into account the circumstances surrounding the Company and its shareholders at that time.

In connection with this amendment, the Company has obtained confirmation from the Minister of Economy, Trade and Industry and the Minister of Justice that it satisfies the requirements prescribed by the relevant ordinances of the Ministry of Economy, Trade and Industry and the Ministry of Justice.

2. Details of Amendment

The contents of the amendments are as follows;

(Changes are underlined)

Current Articles of Incorporation	Proposed Amendments
Article 11 (Holding of General Meeting of Shareholders) An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.	Article 11 (Holding of General Meeting of Shareholders) [No Change]
[New]	2. The Company may hold a General Meeting of Shareholders without designating a physical location.

Proposal 3: Election of Ten (10) Directors

The terms of office of all 10 Directors will expire at the conclusion of this Annual General Meeting of Shareholders. Consequently, the shareholders are requested to elect 10 Directors based on the decision by the Nominating Committee.

The Nominating Committee has appointed candidates for Directors of such mix that ensures the Board of Directors will have a balance and diversity of knowledge, experience and capability as a whole. In particular, when appointing the candidates for Outside Directors, the Nominating Committee has appointed candidates determined to be able to appropriately perform the duties of Outside Director such as making proposals for important matters in the Company's management and overseeing corporate management. The Company determines that the candidates for Outside Directors possess sufficient independence as they meet the 'Requirements for Independent Directors' established by the Nominating Committee and the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan.

[Relevant composition ratios of the Board of Directors if this proposal is approved]

Composition ratio of Outside Directors	Composition ratio of female Directors
60.0% (6/10 persons)	30.0% (3/10 persons)

Candidates for the 10 Director positions are as follows:

No.		Name	Current Position and Responsibilities at the Company			Gender	Term of Office
1	Renominated	**Hidetake Takahashi**	Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Digital Innovation Unit			Male	2 years
2	Renominated	**Satoru Matsuzaki**	Member of the Board of Directors Deputy President Executive Officer Chief Operating Officer, Japan & APAC Business Unit			Male	7 years
3	Newly Nominated	**Shuji Irie**	Senior Managing Executive Officer Chief Operating Officer, Infrastructure Business Unit			Male	-
4	Newly Nominated	**Masataka Yamada**	Senior Managing Executive Officer, Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit			Male	-
5	Renominated	**Hiroshi Watanabe**	Member of the Board of Directors Nominating Committee (Chairperson) Compensation Committee	Outside	Independent	Male	6 years
6	Renominated	**Chikatomo Hodo**	Member of the Board of Directors Compensation Committee (Chairperson) Nominating Committee	Outside	Independent	Male	5 years
7	Renominated	**Noriyuki Yanagawa**	Member of the Board of Directors Nominating Committee	Outside	Independent	Male	4 years
8	Renominated	**Mami Yunoki**	Member of the Board of Directors Audit Committee	Outside	Independent	Female	1 year
9	Renominated	**Miwa Seki**	Member of the Board of Directors Compensation Committee Audit Committee	Outside	Independent	Female	1 year
10	Newly Nominated	**Akiko Hosokawa**		Outside	Independent	Female	-

Nomination Criteria for Director Candidates

Internal Director	Outside Director
・ An individual with a high degree of expertise in ORIX's business ・ An individual with excellent business judgment and business administration skills	・ An individual with a wealth of experience as a business administrator ・ An individual with professional knowledge related to corporate management in fields such as economics, business administration, law and accounting ・ An individual with extensive knowledge related to corporate management in areas such as politics, society, culture and academics

No.	Name	Committee the candidate is scheduled to join (◎ to serve as committee chairperson)			Main skills and experience, etc. of candidates for Member of the Board of Directors				
		Nominating Committee	Audit Committee	Compensation Committee	Corporate Management	Global Business	Finance	Business Investment	Business Knowledge
1	Renominated **Hidetake Takahashi**				●	●	●	●	
2	Renominated **Satoru Matsuzaki**				●	●	●	●	
3	Newly Nominated **Shuji Irie**				●	●	●	●	
4	Newly Nominated **Masataka Yamada**				●	●	●	●	
5	Renominated **Hiroshi Watanabe**	○	○		●	●	●		● International finance, Tax affairs
6	Renominated **Chikatomo Hodo**	◎		○	●	●			● IT technology
7	Renominated **Noriyuki Yanagawa**			◎			●		● Economics and financial policies
8	Renominated **Mami Yunoki**		◎			●			● International accounting
9	Renominated **Miwa Seki**	○	○			●	●	●	● ESG
10	Newly Nominated **Akiko Hosokawa**			○		●	●		● Legal, Compliance

Concept of Main skills and experience, etc. of candidates for Member of the Board of Directors

This represents each persons' skills and experience particularly expected of Directors that supervise ORIX's multifaceted business activities. This table does not represent all of the knowledge and experience of each person, but indicates skills and experience that are considered significant.
 ・ "Corporate Management" in order to understand changes in the business environment, and create and implement appropriate growth strategies
 ・ "Global Business," which is necessary for ORIX as it develops business globally
 ・ "Finance" and "Business Investment" in order to deeply understand ORIX's wide range of businesses
 ・ "Business Knowledge," such as "Tax affairs, Accounting," "Legal, Compliance," "IT technology," and "ESG" which is the basis of decision-making on important management matters

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
1	Hidetake Takahashi (Jan. 13, 1971) -Renominated-	Apr. 1993	Joined the Company	7,100 (182,486)
		Feb. 2010	General Manager of Investment and Operation Group I, Investment Banking Headquarters	
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED	
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters	
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters	
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters	
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Business Development Department	
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Global Business Development Department	
		May 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited	
		Jan. 2020	Assumed office of Executive Officer, the Company Head of Energy and Eco Services Headquarters	
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC.	
		Jan. 2022	Assumed office of Managing Executive Officer, the Company	
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company Group Strategy Business Unit, Responsible for Global Investment Strategy	
		Jun. 2024	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company	
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company (present position) Chief Operating Officer Responsible for Group Strategy Business Unit	
		Jan. 2026	Chief Executive Officer (present position) Responsible for Digital Innovation Unit (present position) Responsible for Corporate Strategy and Management Unit	
		<Reasons for nomination for Member of the Board of Directors> Mr. Hidetake Takahashi has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his service as Representative Executive Officer, President and Chief Executive Officer. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2026. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be two years.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
2	Satoru Matsuzaki (Apr. 12, 1966) -Renominated-	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	10,699 (248,440)
		Aug. 1997	Joined the Company	
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters	
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters	
		Feb. 2010	Head of Office of the President	
		Jun. 2010	General Manager of Corporate Planning Department	
		Jan. 2012	General Manager of Corporate Planning Department, General Manager of Corporate Communications Department	
		May 2012	General Manager of Corporate Planning Department, Special Advisor to Responsible for Corporate Communications Department	
		Jan. 2013	Assumed office of Executive Officer, the Company Responsible for Corporate Planning Department, Responsible for Corporate Communications Department	
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales	
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters	
		Jan. 2017	Head of Eastern Japan Sales Headquarters	
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters	
		Jan. 2019	Head of Corporate Business Headquarters	
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company	
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation	
		Jan. 2025	Assumed office of Member of the Board of Directors, Deputy President Executive Officer, the Company (present position)	
		Apr. 2025	Group Strategy Business Unit Responsible for Asia and Australia	
		Jul. 2025	Group Strategy Business Unit Responsible for Asia-Pacific	
		Jan. 2026	Responsible for Japan & APAC Business Unit	
		Apr. 2026	Chief Operating Officer, Japan & APAC Business Unit (present position)	

| | | <Reasons for nomination for Member of the Board of Directors>
Mr. Satoru Matsuzaki has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate financial services, maintenance leasing and business investment, particularly in Japan and APAC region. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2026. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be seven years. | |

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
3	Shuji Irie (Mar. 14, 1963) -Newly Nominated-	May. 2001 Joined Mizuho Securities Co., Ltd. (retired in Apr. 2011) Apr. 2011 Joined ORIX Corporation Deputy Head of Investment Banking Headquarters Sep. 2011 Deputy Head of Investment and Operation Headquarters Jan. 2013 Assumed office of Executive Officer, the Company Deputy Head of Investment and Operation Headquarters Jan. 2014 Head of Investment and Operation Headquarters Jan. 2016 Assumed office of Managing Executive Officer, the Company Head of Investment and Operation Headquarters Responsible for Concession Business Development Department Jun. 2018 Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Head of Investment and Operation Headquarters Jan. 2020 Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company Head of Investment and Operation Headquarters Jan. 2024 Responsible for Investment and Operation Headquarters Jun. 2024 Assumed office of the Advisor, the Company Jan. 2026 Assumed office of Senior Managing Executive Officer, the Company (present position) Responsible for Infrastructure Business Unit Responsible for Concession Business Development Department Apr. 2026 Chief Operating Officer, Infrastructure Business Unit (present position)	131,600 (15,570)
		<Reasons for nomination for Member of the Board of Directors> Mr. Shuji Irie has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the fields of real estate, environment and energy, aircraft and ships, and investment and operation business. The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
4	Masataka Yamada (Mar. 4, 1972) - Newly Nominated -	Apr. 1996	Joined JPMorgan Securities Japan Co., Ltd.	0 (6,228)
		Feb. 2015	Head of Japan Investment Banking Division, JPMorgan Securities Japan Co., Ltd. (retired in Jan. 2026)	
		Feb. 2026	Joined ORIX Corporation	
			Assumed office of Senior Advisor, the Company	
			Assistant to CEO	
		Apr. 2026	Assumed office of Senior Managing Executive Officer, the Company (present position)	
			Chief Financial Officer and Chief Strategy Officer (present position)	
			Responsible for Corporate Strategy and Management Unit (present position)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Masataka Yamada has wide-ranging experience and knowledge in finance and capital policy and corporate growth strategy through his past experience as Head of Japan Investment Banking Division of JPMorgan Securities Japan Co., Ltd. Moreover, at the Company, he has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his service as Chief Financial Officer and Chief Strategy Officer. The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing his wealth of knowledge and experience, etc., gained from inside and outside the Company.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
5	Hiroshi Watanabe (Jun. 26, 1949) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1972 Joined the Ministry of Finance Jan. 2003 Director-General, International Bureau, Ministry of Finance Jul. 2004 Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007) Oct. 2007 Special Advisor, Japan Center for International Finance (retired in Sep. 2008) Apr. 2008 Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008) Oct. 2008 Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012) Apr. 2012 Assumed office of Deputy Governor, Japan Bank for International Cooperation Dec. 2013 Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016) Oct. 2016 Assumed office of President, Institute for International Monetary Affairs (retired in Jun. 2025) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Apr. 2025 Visiting professor, Faculty of Business Administration at Tokyo Seitoku University (present position) <ORIX Committee Membership> Nominating Committee (Chairperson), Compensation Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Hiroshi Watanabe served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, and wide-ranging experience and knowledge of corporate management. He participated in all eight meetings of the Board of Directors, all seven meetings of the Compensation Committee, and all six meetings of the Nominating Committee during the fiscal year ended March 31, 2026. Currently as Chairperson of the Nominating Committee, he has played a leading role in deliberating on the composition of the Board of Directors and Executive Officers appropriate for the Company's business development, as well as on the succession plan, and actively expressed his opinions and made proposals. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be six years. <Matters concerning independence> Mr. Hiroshi Watanabe meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and the Institute for International Monetary Affairs where he served as President until June 2025. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (11,000)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
6	Chikatomo Hodo (Jul. 31, 1960) -Renominated- Candidate for Outside Director/ Independent Director	Sep. 1982 Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) Sep. 2005 Assumed office of Representative Director of Accenture Japan Ltd. Apr. 2006 Assumed office of Representative Director and President of Accenture Japan Ltd. Sep. 2015 Assumed office of Director and Chairman of Accenture Japan Ltd. (retired in Aug. 2017) Sep. 2017 Assumed office of Director and Senior Corporate Advisor of Accenture Japan Ltd. (retired as a Director in Jun. 2018) Jul. 2018 Assumed office of Senior Corporate Advisor of Accenture Japan Ltd. (retired in Aug. 2021) Jun. 2021 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Jun. 2023 Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (present position) <ORIX Committee Membership> Compensation Committee (Chairperson), Nominating Committee	0 (9,500)

<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)>
Mr. Chikatomo Hodo served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business. He participated in all eight meetings of the Board of Directors, all seven meetings of the Compensation Committee, all five meetings of the Nominating Committee since he assumed office of member of the Nominating Committee, and all four meetings of the Audit Committee when he was a committee member during the fiscal year ended March 31, 2026. Currently as Chairperson of the Compensation Committee, he has played a leading role in deliberating on the compensation system and compensation levels for Directors and Executive Officers in order to enhance their function as a medium- and long-term incentives, including considerations of executive compensation linked to performance indicators such as consolidated ROE, and actively expressed his opinions and made proposals. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be five years.

<Matters concerning independence>
Mr. Chikatomo Hodo meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc.
In addition, Accenture Japan Ltd., where he served as Representative Director and President until August 2015, has a business relationship with the Company in terms of consolidated net sales (Group consolidated total revenues at the Company) of less than 1%. Also, Sumitomo Mitsui Banking Corporation, where he serves as an Outside Director, is one of the Company's borrowing financial institutions, but he is not an Executive Director of Sumitomo Mitsui Banking Corporation, there is no affect his independence.
Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
7	Noriyuki Yanagawa (Apr. 23, 1963) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1993 Specialized Teacher, Faculty of Economics at Keio University Apr. 1996 Assistant Professor, Graduate School of Economics at The University of Tokyo Apr. 2007 Associate Professor, Graduate School of Economics at The University of Tokyo Dec. 2011 Professor, Graduate School of Economics at The University of Tokyo (present position) Jun. 2022 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) Jun. 2026 Assumed office of Member of the Board of Directors (Outside Director), Shizuoka Financial Group, Inc. (scheduled) <ORIX Committee Membership> Nominating Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Noriyuki Yanagawa currently serves as a Professor at the Graduate School of Economics at The University of Tokyo, and he served on government and institutional advisory councils related to finance and economic affairs in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert. He participated in all eight meetings of the Board of Directors, all five meetings of the Nominating Committee since he assumed office of member of the Nominating Committee, and all four meetings of the Audit Committee when he was a committee member during the fiscal year ended March 31, 2026. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Nominating Committee, using his expertise in corporate strategy based on deep academic understanding. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing his wealth of knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years. <Matters concerning independence> Mr. Noriyuki Yanagawa meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and The University of Tokyo where he serves as a Professor. Furthermore, he is scheduled to assume office of Outside Director of Shizuoka Financial Group, Inc. The Shizuoka Bank, Ltd., a subsidiary of the said company, is one of the Company's borrowing financial institutions. However, as he will not become an Executive Director of the said company, this does not affect his independence. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (8,000)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
8	Mami Yunoki (May 27, 1963) -Renominated- Candidate for Outside Director/ Independent Director	May 1985 Joined Aoyama Audit Corporation Mar. 1988 Certified as Public Accountant, Japan Sep. 2006 Joined PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) Jul. 2008 Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) Jul. 2016 Assumed office of Member of the firm management committee and executive officer in charge of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency (retired in Dec. 2025) Sep. 2019 Partner of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) (retired in Jun. 2023) Sep. 2020 Part-time lecturer at the Graduate School of Hitotsubashi University (present position) Jul. 2023 Representative, Mami Yunoki Certified Public Accountant Office (present position) Mar. 2024 Assumed office of Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd. (present position) Jun. 2024 Assumed office of Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc. (present position) Jun. 2025 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) <ORIX Committee Membership> Audit Committee	0 (2,000)

| | | <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Mami Yunoki served as a partner at PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) and an executive officer in charge of the manufacturing, distribution, and services divisions at PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC). She has extensive knowledge as a professional in financial accounting and auditing. She participated in all six meetings of the Board of Directors since she assumed office of Member of the Board of Directors, all eleven meetings of the Audit Committee since she assumed office of member of the Audit Committee during the fiscal year ended March 31, 2026. She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors and the Audit Committee from diverse perspectives, including accounting and finance. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be one year. | |
| | | <Matters concerning independence> Ms. Mami Yunoki meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and Mami Yunoki Certified Public Accountant Office where she serves as a Representative. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest. | |

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
9	Miwa Seki (Feb. 25, 1965) -Renominated - Candidate for Outside Director/ Independent Director	Apr. 1988 Joined DENTSU INC. (retired in Mar. 1989) Apr. 1989 Joined Smith Barney (retired in Jul. 1991) Sep. 1993 Joined Morgan Stanley (retired in Jan. 1997) Feb. 1997 Joined Clay Finlay Limited Jan. 2000 Founder and President, Mei Corporation Y.K. (retired in Aug. 2013) Jan. 2003 Assumed office of General Manager, Tokyo Branch, Clay Finlay Limited (retired in Aug. 2007) Apr. 2015 Associate Professor, Faculty of Foreign Studies at Kyorin University (retired in Mar. 2021) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd. (present position) May 2021 General Partner, MPower Partners Fund L.P. (present position) Jun. 2025 Assumed office of Member of the Board of Directors (Outside Director), the Company (present position) <ORIX Committee Membership> Compensation Committee, Audit Committee	0 (2,000)
		<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Miwa Seki served as a head of Japan at a foreign-capital financial institution and is currently a general partner of an ESG-focused investment fund. She has wide-ranging experience and knowledge in finance, business investment and ESG-related matters. She participated in all six meetings of the Board of Directors since she assumed office of Member of the Board of Directors, all six meetings of the Compensation Committee since she assumed office of member of the Compensation Committee, and all eleven meetings of the Audit Committee since she assumed office of member of the Audit Committee during the fiscal year ended March 31, 2026. She has actively expressed her opinions and made proposals during deliberations at meetings of the Board of Directors, the Compensation Committee and the Audit Committee using her expertise in finance and business investment. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be one year.	
		<Matters concerning independence> Ms. Miwa Seki meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and MPower Partners Fund L.P. where she serves as a General Partner. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
10	Akiko Hosokawa (Sep. 12, 1966) - Newly Nominated - Candidate for Outside Director/ Independent Director	Apr. 1989　Joined Nippon Life Insurance Company (retired in Mar. 1993) Apr. 1997　Attorney at Law, admitted in Japan (Tokyo Bar Association) 　　　　　Joined Tokyo Aoyama Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) Aug. 2002　Seconded to Baker & McKenzie LLP Dec. 2003　Attorney at Law, admitted in New York (New York State Bar Association) Jul. 2006　Partner of Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) (retired in Jun. 2024) Jun. 2024　Joined Atsumi & Sakai as a partner (present position) Jun. 2025　Member of the Board of Directors (Outside Director), DKK Co., Ltd. (present position) <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Akiko Hosokawa served as a partner at Tokyo Aoyama Aoki Law Office (currently Baker & McKenzie (Gaikokuho Joint Enterprise)) and at Atsumi & Sakai. She has extensive knowledge as a professional in financial transactions and relevant financial regulatory laws and regulations. The Nominating Committee has appointed her as a candidate for a new Member of the Board of Directors (Outside Director) because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing her wealth of knowledge and experience, etc., from an independent and objective standpoint. <Matters concerning independence> Ms. Akiko Hosokawa meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. She currently serves as a Partner at Atsumi & Sakai, but there is no advisory agreement concluded between the Company and the said law office. Furthermore, the total transaction amount accounts for less than 1% of the consolidated net sales (Group consolidated total revenues at the Company) for either the Company or the said law office. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.	0 (0)

Notes: 1. The Nominating Committee established 'Requirements for Independent Directors' as set forth below, and all candidates for Outside Directors meet these requirements.

(1) Independent Director must not be a principal trading partner*, or Executive Officer (including operating officers, hereinafter the same) or an employee of a principal trading partner of the ORIX Group as of now and during the last one year.

  * A "principal trading partner" refers to an entity with a business connection with the ORIX Group with a transaction amount equivalent to 2% of consolidated total sales of either the ORIX Group or the entity (consolidated total revenues in the case of the ORIX Group) or one million US dollars, whichever is greater, in the latest fiscal year or the preceding three fiscal years.

(2) Independent Director did not receive directly a large amount of compensation (10 million yen or higher in one fiscal year) outside the Director's compensation from the ORIX Group in any fiscal year during the preceding four fiscal years. Further, no corporation or other entity for which such Independent Director serves as consultant, accounting specialist, or legal expert, received a large amount of compensation (equivalent to more than the greater of 2% of consolidated total revenues (or consolidated total sales), or one million US dollars) from the ORIX Group as of now and in the last one year.

(3) Independent Director is not a major shareholder of the Company (holding 10% or higher of shares issued), or representative of the interests of a major shareholder as of now.

(4) Independent Director was not an Executive Officer, etc. of a company having a relationship of concurrent directorship* with the Company in the latest fiscal year or the preceding three fiscal years.

  * "Concurrent directorship" refers to a relationship in which an Executive Officer of the Company or its subsidiaries also serves as a director of a company in which the Independent Director has been an Executive Officer and an outside director of the Company.

(5) Independent Director was not a member of the executive board (limited to those who execute business) or any other person executing business (referring to an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

(6) Independent Director did not serve as an accounting auditor, a certified public accountant (or tax accountant) as an accounting advisor, or a corporate member, a partner or a corporate worker of audit firm (or tax accountant corporation) of the ORIX Group who performed the audit work in person (excluding engagement as a supporting role) on the ORIX Group in any fiscal year during the preceding four fiscal years.

(7) None of the Independent Director's family members* falls under any of the following:

1) A person who was an Executive Officer, etc. or important employee of the ORIX Group during the past three years.

2) A person who falls under one of the requirements specified in (1) through (3), (5) or (6) above. For an employee in (1), however, such person shall be limited to an Executive Officer, for the second sentence in (2), such person shall be limited to a corporate member or a partner of the corporation or other entity and for (6), such person shall be limited to an Executive Officer or an employee who performs the audit on the ORIX Group in person.

  * "Family members" include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the Director.

(8) There must be no material conflict of interest or any possible conflict of interest that might influence the independent Director's judgment in performing their duties as the Director.

2. Mr. Noriyuki Yanagawa, Ms. Mami Yunoki and Ms. Akiko Hosokawa did not have past involvement in corporate management except as Outside Director, outside corporate auditor and outside audit & supervisory board member. However, they are nominated as candidates for Outside Director as it has been determined that they are able to appropriately perform the duties of Outside Director for the aforementioned reasons.

3. The Company has executed an agreement regarding limitation on liability with each Outside Director, which will limit his/her liability for damages pursuant to Article 423, Paragraph (1) of the Companies Act, set forth in Article 427, Paragraph (1) of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph (1) of the Companies Act. The Company expects to renew such agreement or newly enter into an agreement with the same contents with each of the candidates for Outside Director if they are appointed as Director.

4. The Company has entered into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph (1) of the Companies Act, that insures all of the Members of the Board of Directors and Executive Officers, and plans to renew it on the same terms. If this proposal is approved as originally proposed and the candidates become Members of the Board of Directors, each of them will be insured under the insurance contract. The insurance contract covers damages that may occur when officers, etc. are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of intentional fraud, unlawful action, claims of damages due to omission or claims for damages resulting from illegally gaining profits or benefits. Before and after the renewal, the insurance premium will be paid in full by the Company, and there is no insurance premium burden for the insured.

5. For reference, number of shares scheduled to be issued by share-based compensation plans refers to the number of shares that are scheduled to be delivered equivalent to the cumulative stock ownership points granted by the stock compensation system.

6. If this proposal is approved, the composition of the Nominating Committee, Audit Committee, and Compensation Committee and the chairpersons of each committee are as follows.

    Nominating Committee: Chikatomo Hodo (Chairperson), Hiroshi Watanabe and Miwa Seki

    Audit Committee: Mami Yunoki (Chairperson), Hiroshi Watanabe and Miwa Seki

    Compensation Committee: Noriyuki Yanagawa (Chairperson), Chikatomo Hodo and Akiko Hosokawa

7. Name on the family register of Mami Yunoki is Mami Kato.

Business Report for the 63rd Fiscal Year

From April 1, 2025 to March 31, 2026

1. Management's Basic Policy

(1) Medium- to Long-term Business Strategy, "ORIX Group Growth Strategy 2035"

In order to achieve the purpose set by the Company in 2023, after establishing the following three focus areas, we will bring about an impact on society through a business strategy that utilizes "Alternative Investment & Operations" and "Business Solutions", two business models that ORIX Group has cultivated as its strengths over many years.

"Pathways": Aim to achieve new areas of impact for the future economy with a focus on technological evolution.

"Growth": Support sustainable growth in a changing world by focusing on global population growth and demographic shifts.

"Impact": Make a positive impact on issues within the themes of global warming, limited resources.

By combining the strengths of each segment and further strengthening collaborations in these areas, we will achieve business expansion with a sense of scale.

Find new pathways to impact in the future economy	PATHWAYS
Support sustainable growth in a constantly changing world	GROWTH
Deliver positive impact today for a planet with limited resources	IMPACT

(2) Target Performance Indicators

The Company positions ROE in addition to net income growth as its most important management indicators, and strives toward higher total shareholder return (TSR). For our long-term vision, we have established the quantitative target of ROE of 15% and net income of ¥1 trillion for the fiscal year ending March 31, 2035. As an intermediate target for that, we aim for ROE of 11% for the fiscal year ending March 31, 2028.

For stable shareholder returns, the Company will implement flexible stock buybacks while placing importance on ROE targets premised on continuing with a dividend distribution of "the higher value of a payout ratio of 39% or the result for the previous fiscal year" while maintaining financial soundness with an A equivalent credit rating.

Additionally, we will aim to increase management of assets from a third party, and raise assets under management (AUM) from ¥81 trillion (as of March 2026) to ¥100 trillion by the fiscal year ending March 31, 2028, and aim for further expansion over the long term.

	FY35.3 Long-term Vision	FY28.3 Target (Medium-term Plan)	FY27.3 Guidance	26.3 Results
Goal	Making Impact through "Alternative Investments & Operations" and "Business Solutions"			
Target (Mgmt KPI)	ROE 15.0%	ROE 11.0%	ROE 11.7%	10.4%
	Net Income 1 Tln JPY		Net Income 530.0 Bln JPY	447.3 Bln JPY
Financial soundness	Maintaining A rating equivalent			
① Dividend payout ② Share buybacks	Shareholder returns which contribute to enterprise value growth	① 39% or previous year's DPS, whichever is higher ② Focus on achieving ROE of 11%, flexibly carry out buybacks	① 39%(187.36 JPY/share) ② 250.0 Bln JPY	① 39% (156.10 JPY/share) ② 150.0 Bln JPY
AUM*	Asset management fees a growth driver	100 Tln JPY (Steady growth phase)	-	81 Tln JPY

* Does not include AUA.

(3) ORIX Group Purpose & Culture

The "ORIX Group Purpose & Culture" is the basis for our medium- to long-term business strategy and targeted management indicators. Our Purpose and Culture is the foundation on which to foster an enhanced sense of unity globally and build our corporate value further into the future.

Our Purpose defines why ORIX Group exists in our world and is at the core of everything we do.

Our Culture is a set of shared values that ORIX Group employees around the world live and champion to achieve our Purpose.



Our Purpose

Finding Paths. Making Impact.
We combine innovative thinking and diverse expertise to find pathways to impact in a world of change.

Our Culture

Find Power in Diversity — Share ideas and collaborate, explore different perspectives and transcend boundaries.

Find Adventure in Challenge — Strive for originality and identify opportunities and risks while seeking adventure in new challenges.

Find Opportunity in Change — Recognize trends from a big-picture perspective, act promptly on signs of change, and find opportunities to evolve.

At ORIX Group, we have grown from our roots in leasing in Japan to become a global, diverse, and unique group, garnering distinct strengths from our journey.

We explore new opportunities in changing times.

We answer shifting needs with innovative thinking, transcending boundaries.

We connect resources and draw on our diverse expertise to originate unique solutions.

Combining our strengths, we shape new possibilities and find new pathways to impact.

We take on challenges ourselves, and champion others who hope to do the same.

So companies evolve over time, communities are revitalized, individuals realize their full potential, and our world develops in a sustainable way.

2. Current State of the ORIX Group

The matters described in 2. Current State of the ORIX Group are based on the terms, forms and preparation methods that have been required for issuance of American Depositary Receipt, etc. (hereinafter referred to as "U.S. GAAP").

(1) Progress and Results of the ORIX Group's Business Activities

During the current fiscal year, despite the globally unstable business environment, net income was ¥447.3 billion, which hit a record high for the third consecutive fiscal year. ROE resulted in 10.4%, reflecting steady progress.

(2) Summary of Consolidated Financial Results

		Fiscal Year ended March 31,			
		2023	2024	2025	2026
Total Revenues	(millions of yen)	2,663,659	2,814,361	2,874,821	3,330,831
Operating Income	(millions of yen)	335,923	360,713	331,826	456,248
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	290,340	346,132	351,630	447,265
Earnings Per Share					
(Basic)	(yen)	245.98	298.55	307.74	400.27
(Diluted)	(yen)	245.65	298.05	307.16	399.40
Shareholders' Equity Per Share	(yen)	3,027.93	3,422.94	3,599.24	4,080.24
Total Assets	(millions of yen)	15,289,385	16,322,100	16,866,251	18,002,776
Shareholders' Equity	(millions of yen)	3,543,607	3,941,466	4,089,782	4,482,500
ROE	(%)	8.5	9.2	8.8	10.4
ROA	(%)	1.96	2.19	2.12	2.57
Number of Employees		34,737	33,807	33,982	37,286

Notes: 1. Accounting Standards Update 2018-12 ("Targeted Improvements to the Accounting for Long-Duration Contracts"—ASC 944 ("Financial Services—Insurance")) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

2. The presentation of equity method investment has been changed since the fiscal year ended March 31, 2024. Certain line items presented in our consolidated statements of income for the previous years have been retrospectively reclassified for this change.

3. Earnings Per Share and Shareholders' Equity Per Share are rounded to nearest hundredth of a yen. Other amounts are rounded to the nearest million yen.

(3) Profit Distribution Policy and Dividends

　　The Company aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, the Company strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, the Company aims to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trends, the soundness of its financial condition, and target performance indicators.

　　Based on this fundamental policy, the Company decided on the dividend payout ratio of 39.0% and the annual dividend of 156.10 yen per share for the fiscal year ended March 31, 2026 (the second quarter-end dividend paid was 93.76 yen per share and the year-end dividend has been decided at 62.34 yen per share). Regarding the payment of dividends, in accordance with Article 459, Paragraph (1) of the Companies Act, the Articles of Incorporation stipulates that the Company may pay dividends from surplus by resolution of the Board of Directors. In the fiscal year ended March 31, 2026, the Company repurchased ¥150.0 billion of its own shares.

　　Five-year trends in dividends per share are as follows:

	Fiscal Year ended March 31, 2026
Earnings Per Share (yen)	400.27
Dividend payout ratio (%)	39.0
Dividends per share (yen)	156.10



■ Dividends per share (yen) / Dividend payout ratio (%)

(4) Summary of Principal Businesses, Principal Business Locations and Employees of ORIX Group (as of March 31, 2026)

Business Segment	Principal Businesses Principal Business Locations	Number of Employees
Corporate Financial Services and Maintenance Leasing	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment	4,961
	Tokyo, Osaka, Kanagawa, Aichi and Fukuoka	
Real Estate	Real estate development, rental and management, facility operation, real estate asset management	9,186
	Tokyo and Osaka	
PE Investment and Concession	Private equity investment and concession	7,794
	Tokyo	
Environment and Energy	Domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels, and recycling and waste management	975
	Tokyo, Osaka and Spain	
Insurance	Life insurance	2,095
	Tokyo, Osaka, Kanagawa, Aichi, Fukuoka and Nagasaki	
Banking and Credit	Banking and consumer finance	934
	Tokyo	
Aircraft and Ships	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage	325
	Ireland	
ORIX USA	Finance, investment, and asset management in the Americas	2,070
	U.S.A.	
ORIX Europe	Asset management of global equity and fixed income	1,645
	Netherlands	
Asia and Australia	Finance and investment business in Asia and Australia	4,977
	Hong Kong, China, Malaysia, Indonesia and Australia	
Subtotal		34,962
Corporate		2,324
Total		37,286

Note: Number of Employees refers to the number of employees of the Company and its subsidiaries.

(5) Segment Information ＜Summary of Performance＞

Corporate Financial Services and Maintenance Leasing:

Billions of yen

	Year ended March 31,	
	2025	2026
Segment Profits	90.3	100.7

Segment profits increased 12% to ¥100.7 billion compared to the previous fiscal year due to increases in operating leases revenues and equity in net income of equity method investments.

Real Estate:

Billions of yen

	Year ended March 31,	
	2025	2026
Segment Profits	70.5	78.5

Segment profits increased 11% to ¥78.5 billion compared to the previous fiscal year due to increases in services income and equity in net income of equity method investments, partially offset by a decrease in operating leases revenues.

PE Investment and Concession:

Billions of yen

	Year ended March 31,	
	2025	2026
Segment Profits	98.9	125.6

Segment profits increased 27% to ¥125.6 billion compared to the previous fiscal year due to increases in equity in net income of equity method investments, sales of goods and real estate, and services income, partially offset by a decrease in gains on sales of subsidiaries and equity method investments.

Environment and Energy:

Billions of yen

	Year ended March 31,	
	2025	2026
Segment Profits	(4.9)	115.8

Segment profits increased by ¥120.7 billion to ¥115.8 billion compared to the previous fiscal year due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends, and a decrease in write-downs of long-lived assets.

Insurance:

Billions of yen

	Year ended March 31,	
	2025	2026
Segment Profits	74.4	102.9

Segment profits increased 38% to ¥102.9 billion compared to the previous fiscal year due to an increase in life insurance premiums and related investment income.

Banking and Credit:

	Billions of yen	
	Year ended March 31,	
	2025	2026
Segment Profits	29.3	27.2

Segment profits decreased 7% to ¥27.2 billion compared to the previous fiscal year due to a decrease in gains on investment securities and dividends.

Aircraft and Ships:

	Billions of yen	
	Year ended March 31,	
	2025	2026
Segment Profits	67.4	66.6

Segment profits decreased 1% to ¥66.6 billion compared to the previous fiscal year due to an increase in selling, general and administrative expenses, and a decrease in equity in net income of equity method investments, partially offset by an increase in services income.

ORIX USA:

	Billions of yen	
	Year ended March 31,	
	2025	2026
Segment Profits	39.9	1.0

Segment profits decreased 98% to ¥1.0 billion compared to the previous fiscal year due to increases in impairment of goodwill and intangible assets and selling, general and administrative expenses, a decrease in gains on sales of subsidiaries and equity method investments, and an increase in provision for credit losses, partially offset by an increase in gains on investment securities and dividends.

ORIX Europe:

	Billions of yen	
	Year ended March 31,	
	2025	2026
Segment Profits	44.4	63.1

Segment profits increased 42% to ¥63.1 billion compared to the previous fiscal year due to increases in gains on sales of subsidiaries and equity method investments, and services income.

Asia and Australia:

	Billions of yen	
	Year ended March 31,	
	2025	2026
Segment Profits	34.5	51.2

Segment profits increased 49% to ¥51.2 billion compared to the previous fiscal year due to increases in equity in net income of equity method investments, and gains on sales of subsidiaries and equity method investments.

(6) Funding Situation (Significant factors only)

1) The funding situation

At the end of the current fiscal year, the funding of ORIX Group balanced at ¥9,163.6 billion composed of short/long term debts and deposits.

The borrowings from financial institutions vary in sources by major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and others. The number of our lenders was about 200 as of March 31, 2026. The funding from capital markets consist of corporate bonds, medium-term notes ("MTN"), commercial paper ("CP"), and payables under securitized assets.

For the current fiscal year, we have placed importance on lengthening the tenor of debts and carrying out measures such as dispersing the amount of repayment. We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

2) Capital expenditures

In the fiscal year ended March 31, 2026, ¥739.4 billion of capital expenditures were made in operating lease investment mainly in the Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Asia and Australia segment and Aircraft and Ships segment. In addition, ¥41.7 billion of capital expenditures were made in office facilities and equipment other than rental purpose facilities, mainly in solar power generation equipment and wind power generation.

3) Assignment of business, merger, company split, share acquisition and sales

No items to report.

4) Main lenders and the amount of borrowings (As of March 31, 2026)

The borrowings of ORIX Group are mainly made by the Company. Main lenders of ORIX Group at the end of the fiscal year are as follows.

Millions of yen

Lender	Outstanding Amount of Borrowings
MUFG Bank, Ltd.	707,350
Mizuho Bank, Ltd.	567,233
Sumitomo Mitsui Banking Corporation	425,379
Sumitomo Mitsui Trust Bank, Limited	292,918
The Norinchukin Bank	145,091

Note: Amounts less than one million yen have been rounded off.

(7) Major Corporate Agenda

We are making various efforts to achieve sustainable growth as follows.

・Business Model Transformation : Businesses that generate profits by utilizing own balance sheet face constraints on asset growth, as funding from financial institutions and capital markets is dependent on company's equity capital and credit profile. Consequently, profit growth through asset expansion alone is inherently limited. To achieve sustainable profit growth for ORIX Group, it is essential to accelerate the shift toward businesses that can generate earnings efficiently from a limited amount of capital. Accordingly, we will promote a transformation toward business models with higher capital profitability.

・Portfolio Optimization : Maintaining assets or continuing businesses with relatively low capital efficiency leads to capital being tied up those assets and businesses, which in turn becomes a constraint on improving group-wide ROE and maximizing corporate value. Therefore, it is important to continuously reassess capital efficiency and growth potential for each existing asset and business, as well as for each new investment opportunity, and to reallocate capital appropriately. Taking into account the impact on the Group's overall funding capabilities, including potential of changes in credit ratings, we will advance portfolio optimization on a group-wide basis.

・Creation of New Businesses : In pursuing profit growth toward our target of JPY 1 trillion in net income attributable to owners of the parent, it is necessary to establish new sources of earnings that are not constrained by existing frameworks, including business domains, earnings structures, or organizational structures. By capturing global trends and creating new value in high potential areas—such as the strategic investment areas defined in the "ORIX Group Growth Strategy 2035"—we will promote the diversification of the Group's earnings base and aim to achieve both growth in net income and improvements in capital efficiency.

Reference: Sustainability at ORIX Group

Under the ORIX Group Purpose & Culture, the ORIX Group believes that providing new value and contributing to solving social issues while receiving appropriate compensation, as well as ensuring that the new value provided exceeds stakeholder expectations, will enable the sustainable growth of the ORIX Group. Material issues for ORIX Group and key sustainability initiatives in the fiscal year ended March 31, 2026 are described below.

● Material Issues for ORIX Group

Considering the Group's efforts to address existing issues and progress toward its targets and the domestic and international circumstances surrounding sustainability, the Group conducted extensive internal discussions on the themes it considers material, a resolution to update the material issues was made at a meeting of the Board of Directors held in May 2026.

Climate Change	Capture opportunities arising from the energy transition and use them to evolve our business.
Circular Economy	Leverage our expertise in asset selection and management to maintain, enhance, and recycle asset value.
Empowering Communities	Revitalize communities and economic activity by maximizing local assets and human capital.
Business Ecosystem	Create new value through strategic collaboration with a diverse range of business partners.
Human Capital Management	Strengthen innovation and competitiveness by fostering an environment where diverse talent can thrive.
Governance	Enhance our Board of Directors' oversight capabilities and reinforce systems for managing compliance and information security risks.

For more information regarding sustainability at the ORIX Group, please refer to the Company's website:
https://www.orix.co.jp/grp/en/sustainability/

● Initiatives for Social Issues, Connected by Diverse Values

The ORIX Group welcomes people with varied backgrounds, and while combining diverse values and skills, actively works together with stakeholders on social issues and needs. We aim to provide value unique to the ORIX Group and contribute to sustainable business growth and society. Here are some examples of our initiatives in the fiscal year ended March 31, 2026.

New Investment in AM Green B.V., a Next Generation Energy Company.
https://www.orix.co.jp/grp/en/newsrelease/pdf/250630_ORIXE.pdf

ORIX Selected as a Nadeshiko Brand for the Second Consecutive Year.

https://www.orix.co.jp/grp/en/newsrelease/260319_ORIXE.html

Creating New Value from Kansai

Please view our video on this topic using the link below:

https://players.brightcove.net/5811795716001/default_default/index.html?videoId=6388796133112

ORIX Group Achieves Horizontal Recycling of Aluminum Windows from SUGINOI HOTEL's Naka Kan.

https://www.orix.co.jp/grp/en/newsrelease/260326_ORIXGE.html

(8) Significant Parent Company, Subsidiaries and Affiliates

　1) Parent company

　　No items to report.

　2) Significant subsidiaries (As of March 31, 2026)

Business Segment	Company Name	Capital (millions of yen unless stated otherwise)	ORIX Voting Power ratios (%)		Principal Businesses
Corporate Financial Services and Maintenance Leasing	ORIX Auto Corporation	500	100		Automobile Leasing, Rental, Car Sharing and Sales of Used Automobiles
	ORIX Rentec Corporation	730	100		Rental and Leasing of Test and Measurement Instruments and ICT-Related Equipment
Real Estate	ORIX Real Estate Corporation	200	100		Real Estate Investment, Development, Rental, Facility Operation and Management
	ORIX Real Estate Investment Advisors Corporation	200	100		Real Estate Investment and Advisory Services
	ORIX Asset Management Corporation	200	100		Asset Management of J-REIT
	DAIKYO INCORPORATED	100	100	(100)	Housing Development and Sales, Redevelopment
Environment and Energy	Elawan Energy S.L.	EUR192,962 thousand	100	(100)	Development and Operation of Wind and Solar Power Generation
Insurance	ORIX Life Insurance Corporation	59,000	100		Life Insurance
Banking and Credit	ORIX Bank Corporation	45,000	100		Banking
Aircraft and Ships	Santoku Senpaku Co., Ltd.	3	100		Ship-Owner Business and Ship Management
	ORIX Aviation Systems Limited	USD23,100 thousand	100		Aircraft Leasing, Aircraft Asset Management
ORIX USA	ORIX Corporation USA	USD525,016 thousand	100		Financial Services
ORIX Europe	ORIX Corporation Europe N.V.	EUR4,899 thousand	100		Asset Management
Asia and Australia	ORIX Asia Limited	HKD14,000 thousand USD29,200 thousand	100		Leasing, Automobile Leasing, Lending, Banking
	ORIX Leasing Malaysia Berhad	RM68,381 thousand	100		Leasing, Lending
	PT. ORIX Indonesia Finance	IDR420,000 million	85		Leasing, Automobile Leasing
	ORIX Australia Corporation Limited	AUD30,000 thousand	100		Automobile Leasing and Truck Rentals
	ORIX (China) Investment Co., Ltd.	RMB1,990,008 thousand	100		Equity Investment, Other Financial Services
	ORIX Capital Korea Corporation	KRW181,310 million	100	(2)	Automobile Leasing, Leasing, Lending
	ORIX Corporation India Limited	INR1,529 million	99		Automobile Leasing, IT Leasing, Rentals, Leasing, Commercial Vehicle Loans, Commercial Mortgage Loans, Loans
	ORIX Leasing Singapore Limited	SGD3 million	100		Leasing, Sales Finance, Lending
	ORIX Auto Leasing Taiwan Corporation	TWD100 million	100		Automobile Leasing

Notes: 1. ORIX Voting Power ratios are rounded down to the nearest whole figures. The figures in the ( ) are the indirect holding ratios.
2. Capital amounts are rounded down to millions of yen. (Foreign currency amounts are rounded down to the displayed unit.)

3) Specified subsidiaries
No items to report.

4) Significant affiliates (As of March 31, 2026)

The significant affiliates were Kansai Airports (40% owned), the airport operating company in PE Investment and Concession segment, DOCOMO Finance, Inc. (34% owned), the consumer finance services company in Banking and Credit segment, and Avolon Holdings Limited (30% owned through ORIX Aviation Systems Limited), the aircraft leasing company in Aircraft and Ships segment.

(9) Fundamental Policy Regarding Shareholders with Controlling Interest

The Company does not currently have a fundamental policy with regard to measures in response to shareholders with sufficient voting rights to give them control over corporate management. Moreover, the Company does not currently have takeover response policies.

The Company plans to proceed with prudent consideration of this issue in light of changes in relevant laws and regulations and in the operating environment, with the intent of taking related measures, if necessary.

(10) Other Significant Matters
No items to report.

3. Stock Information (As of March 31, 2026)

(1) Total Number of Shares Authorized: 2,590,000,000 shares

(2) Total Number of Shares Issued: 1,124,106,624 shares

Note: At the Board of Directors meeting held on May 12, 2025, the Company approved a policy regarding cancellation of treasury stock under which, in principle, the Company shall maintain a total number of treasury stock equal to approximately 2% of the total number of shares issued (at maximum) and shall cancel the shares exceeding such amount. Based on this policy, on March 10, 2026, the Company cancelled 38,855,620 shares of its treasury stock.

(3) Number of Shareholders: 661,289

(4) Major Shareholders (Top 10)

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	206,924	18.78
Custody Bank of Japan, Ltd. (Trust Account)	87,980	7.98
STATE STREET BANK AND TRUST COMPANY 505001	34,821	3.16
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	33,263	3.01
JP MORGAN CHASE BANK 385642	18,796	1.70
JP MORGAN CHASE BANK 385781	16,328	1.48
BNYM AS AGT/CLTS 10 PERCENT	15,048	1.36
GOVERNMENT OF NORWAY	12,828	1.16
SIX SIS LTD.	10,374	0.94
THE CHASE MANHATTAN BANK, N.A. LONDONSECS LENDING OMNIBUS ACCOUNT	10,303	0.93

Notes: 1. Numbers of shares held are rounded down to the nearest thousand.

2. Percentages of total shares issued are rounded down to the second decimal place.

3. In addition to the above, the Company holds 22,484 thousand shares of treasury stock, and the total number of shares issued includes the treasury stock. Pursuant to Article 308, Paragraph 2 of the Companies Act, these shares have no voting rights. The percentages of total shares issued above are calculated excluding the treasury stock (22,484 thousand shares).

(5) Shares Delivered to Directors and Executive Officers as Consideration for Their Execution of Duties During Fiscal 2025

Details of shares delivered during fiscal 2025 are as follows.

・Total Number of Shares Delivered to Directors and Executive Officers by Position

Position	Number of shares	Number of grantees
Outside Directors	14,600 shares	2
Executive Officers	185,400 shares	3
Total	200,000 shares	5

Notes: 1. The Company has introduced a share-based compensation system for its Directors and Executive Officers, etc., and delivers shares of the Company's stock to retiring Directors and retiring Executive Officers through the Director Compensation BIP (Board Incentive Plan) Trust. Points based on the Company's prescribed criteria are granted annually to eligible Directors and Executive Officers, and the accumulated points are converted into one common share per point and delivered upon retirement.

2. The number of shares delivered in the aforementioned list shows the actual number of shares delivered to two Outside Directors and three Executive Officers (including those who concurrently serve as Directors and Executive Officers) who retired during fiscal 2026, after deducting the shares partially disposed of in exchange for tax payment from the accumulated points in accordance with the guidelines established by the Compensation Committee. The total number of shares disposed of in exchange for cash by position is as follows.

Outside Directors   6,400 shares

Executive Officers   81,772 shares

3. For details of compensation for Directors and Executive Officers, please refer to the column headed "(3) Compensation in Fiscal 2026" under "4. Directors and Executive Officers" below.

(6) Other Significant Matters Relating to Shares

No items to report.

Basic Policy on Corporate Governance of ORIX Group

ORIX Group believes that a robust corporate governance system is a vital element of effective and enhanced management and has established sound and transparent corporate governance to carry out appropriate business activities in line with Management's Basic Policy and to ensure objective management.

The Company' s Corporate Governance System is characterized by the following four points:

- separation of execution and supervision through a "Company with Nominating Committee, etc." board model;
- Nominating, Audit and Compensation Committees composed entirely of outside directors;
- all outside directors satisfying "Requirements for Independent Directors" (Please refer to Proposal 3, "Election of Ten (10) Directors" in the reference documents for the General Meeting of Shareholders); and
- all outside directors being highly qualified in their respective fields.

A diagram outlining the Company's Corporate Governance System as of March 31, 2026 is as follows.


General Meeting of Shareholders
Appointment or dismissal of Directors
Management / Supervision
Board of Directors
6 Outside Directors
4 Internal Directors
Nominating Committee
The committee decides the candidates for Directors
Compensation Committee
The committee decides the compensation for Directors and Executive Officers
Audit Committee
The committee monitors the operational execution of Directors / Executive Officers
Independent Public Accountants
Reporting
Supervision
Execution of Operations Framework*
Financial Auditing

* Please refer to the next page for the Execution of Operations Framework.

For details on attendance by directors at Board of Directors meetings and the structure and activities of the three committees, please refer to "ORIX Group Corporate Governance" in the "Information Materials for the 63rd Annual General Meeting of Shareholders."

Internal Control System of ORIX Group

A diagram outlining ORIX Group's "Framework for Securing the Adequacy of ORIX Group Business Procedures (Internal Control System)" is as follows.

Regarding the outline of the resolution on the Basic policy on the internal control system in accordance with Article 416 of the Companies Act and the operation thereof, please refer to "ORIX Group Corporate Governance - 3. Internal Control System of ORIX Group" in the "Information Materials for the 63rd Annual General Meeting of Shareholders."


Management / Supervision
The Board of Directors
Nominating Committee
Compensation Committee
Audit Committee
Audit Committee Secretariat
Delegation of execution
Audit
Report
Execution of operations
Report
Cooperation
Executive Committee
Investment and Credit Committee
Information Technology Management Committee
Sustainability Committee
(Organs responsible for execution of operations) CEO and Executive Officers
Disclosure Committee
Business Unit Strategy Meeting
Group Executive Officer Committee
Execution
Internal audit department
Audit
Business units (including subsidiaries)
Monitoring
Internal control-related functions (Departments in charge of Group management)
Whistleblower channels

4. Directors and Executive Officers
(1) Directors

(As of March 31, 2026)

Name	Current Positions (on Committees)	Significant Concurrent Position(s)
Makoto Inoue		
Hidetake Takahashi		
Satoru Matsuzaki		
Stan Koyanagi		
Hiroshi Watanabe	Nominating Committee (Chairperson), Compensation Committee	
Aiko Sekine	Audit Committee (Chairperson)	Professor, Faculty of Commerce, Waseda University Trustee, International Valuation Standards Council Advisor of Japanese Institute of Certified Public Accountants Outside Audit & Supervisory Board Member, IHI Corporation Member of the Board of Director (Outside Directors), NIPPON STEEL CORPORATION
Chikatomo Hodo	Compensation Committee (Chairperson), Nominating Committee	Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation
Noriyuki Yanagawa	Nominating Committee	Professor, Graduate School of Economics at the University of Tokyo
Mami Yunoki	Audit Committee	Representative, Mami Yunoki Certified Public Accountant Office Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd. Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.
Miwa Seki	Compensation Committee, Audit Committee	General Partner, MPower Partners Fund L.P. Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.

Notes:
1. Makoto Inoue, Hidetake Takahashi, Satoru Matsuzaki and Stan Koyanagi also serve as Executive Officers.
2. Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo, Noriyuki Yanagawa, Mami Yunoki and Miwa Seki are Outside Directors. Appointment of Independent Directors is mandated by Tokyo Stock Exchange, Inc. to protect the interests of general shareholders; all the Company's Outside Directors are registered as Independent Directors.
3. Mami Yunoki and Miwa Seki were newly elected as Directors at the 62nd Annual General Meeting of Shareholders held on June 25, 2025.
4. Yasuaki Mikami retired as Director on December 31, 2025. For details of responsibilities at the time of retirement, please refer to the column headed Responsibilities under (2) Executive Officers below.
5. Aiko Sekine and Mami Yunoki are qualified as a certified public accountants and possess considerable knowledge relating to finance and accounting.
6. For details of significant concurrent positions held by Directors who also serve as Executive Officers, please refer to the column headed Significant Concurrent Position(s) under (2) below.
7. The Company does not have full-time audit committee member based on the evaluation that the effectiveness of the audit by the audit committee is assured by the following measures:
a - upon assignment by the Appointed Audit Member, the executive officer responsible for Group Internal Audit Department attends important ORIX meetings and reports necessary information to the Audit Committee in a timely manner; and
b - based on the annual audit plan approved by the Audit Committee, the Internal Audit Department of the Company conducts internal audits and reports results and status of improvements to the Audit Committee.
8. Name on the family register of Aiko Sekine is Aiko Sano.
9. Name on the family register of Mami Yunoki is Mami Kato.

(2) Executive Officers

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Representative Executive Officer, Chairman	Makoto Inoue		
Representative Executive Officer, President	Hidetake Takahashi	Chief Executive Officer Responsible for Digital Innovation Unit Responsible for Corporate Strategy and Management Unit	
Deputy President Executive Officer	Satoru Matsuzaki	Responsible for Japan & APAC Business Unit	
Senior Managing Executive Officer	Stan Koyanagi	Global General Counsel Responsible for Legal and Compliance Unit	
Senior Managing Executive Officer	Yoshiteru Suzuki	Responsible for USA & Europe Business Unit	President and Chief Executive Officer, ORIX Corporation USA
Senior Managing Executive Officer	Shuji Irie	Responsible for Infrastructure Business Unit Responsible for Concession Business Development Department	
Managing Executive Officer	Eiji Arita	Japan & APAC Business Unit Head of Corporate Business Headquarters	Director, Kanamoto Co., Ltd. (Outside)
Managing Executive Officer	Seiichi Miyake	Japan & APAC Business Unit Head of Investment and Operation Headquarters	
Managing Executive Officer	Yuji Kamiyauchi	Japan & APAC Business Unit Responsible for Maintenance Leasing	Chairperson, ORIX Auto Corporation President, ORIX Rentec Corporation
Managing Executive Officer	Nobuki Watanabe	Infrastructure Business Unit Responsible for Osaka IR Business	
Managing Executive Officer	Takashi Otsuka	Responsible for Risk Management Unit	
Managing Executive Officer	Tatsuya Kitamura	Infrastructure Business Unit Responsible for Real Estate Business Responsible for Real Estate Sales Department	President, ORIX Real Estate Corporation
Executive Officer	Tetsuya Kotera	Japan & APAC Business Unit Deputy Head of Corporate Business Headquarters	
Executive Officer	Tomoko Kageura	Legal and Compliance Unit Responsible for Corporate legal affairs	
Executive Officer	Hiroyuki Ido	Digital Innovation Unit Responsible for Business Process Transformation Department	
Executive Officer	Ryujiro Tokuma	Infrastructure Business Unit Head of Global Transportation Services Headquarters	
Executive Officer	Hao Li	Japan & APAC Business Unit Responsible for Greater China Group	
Executive Officer	Ikuo Nakamura	USA & Europe Business Unit Responsible for ORIX USA	

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Executive Officer	Tomohiko Ishihara	Responsible for HR and Administration Unit Responsible for Secretariat of The Board of Directors	
Executive Officer	Taro Baden	Group Kansai Representative	President, ORIX Baseball Club Co., Ltd.
Executive Officer	Tony Ahn	Digital Innovation Unit Responsible for Information Security and Technology	
Executive Officer	Atsunori Sato	Infrastructure Business Unit Head of Energy and Eco Services Headquarters	Director, Ubiteq, INC.
Executive Officer	Yoshiaki Matsuoka	Japan & APAC Business Unit Head of Asia-Pacific Business Headquarters	
Executive Officer	Kei Kitagawa	Infrastructure Business Unit Deputy Head of Global Transportation Services Headquarters	
Executive Officer	Hiroyuki Ishinaga	Corporate Strategy and Management Unit Responsible for Treasury and Corporate Communications	
Executive Officer	Reiko Okubo	Corporate Strategy and Management Unit Responsible for CEO's Office	
(Retired on December 31, 2025)			
Senior Managing Executive Officer	Yasuaki Mikami	Responsible for Corporate Function Unit Responsible for Work Style Reform Project	
Executive Officer	Toyonori Takahashi	Group Kansai Representative Responsible for Real Estate Sales Department	Senior Managing Executive Officer, ORIX Real Estate Corporation

Notes: 1. Makoto Inoue, Hidetake Takahashi, Satoru Matsuzaki and Stan Koyanagi also serve as Directors.

2. Yoshiteru Suzuki, Shuji Irie, Yuji Kamiyauchi, Tatsuya Kitamura, Hiroyuki Ishinaga and Reiko Okubo assumed the post of Executive Officer during fiscal 2026.

3. Name on the family register of Tomoko Kageura is Tomoko Kanda.

4. Tony Ahn's legal name is Donghee Ahn.

(3) Compensation in Fiscal 2026

1) Matters relating to the policy regarding amount and calculation of compensation for Directors and Executive Officers

The Company decides its compensation policy for fiscal 2026 by means of its Compensation Committee comprising Outside Directors.

ORIX's business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each Director's and Executive Officer's responsibly performing his or her duties and cooperation among different business units in order to achieve continued growth of the ORIX Group.

The Compensation Committee believes that in order to accomplish such business objectives, Directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for Directors and Executive Officers.

In light of this basic policy, the Compensation Committee therefore established the following compensation policies in accordance with the responsibilities of Directors and Executive Officers, based on the resolution at the Compensation Committee meeting held on June 25, 2025.

From April 1, 2025 through March 31, 2026, the Compensation Committee met seven times, and the attendance rate of committee members for all of these meetings was 100%. The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the following compensation policies, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the following compensation policies.

<u>Compensation Policy for Directors</u>

- The compensation policy for Directors who are not also Executive Officers aims for composition of compensation that is effective in maintaining supervisory and oversight functions of Executive Officers' performance in business operations, which is the main duty of Directors. Specifically, ORIX's compensation structure for Directors consists of fixed compensation and share-based compensation.
- Fixed compensation is, in principle, a certain amount that is added to the compensation of the chairperson and member of each committee.
- Share-based compensation reflecting medium- to long-term performance is granted at the time of retirement in the form of ORIX's shares, which is calculated based on the number of points earned and accumulated by the individual while in office until the end of his or her directorship.
- In addition, the Company strives to maintain a competitive level of compensation with Director compensation according to the role fulfilled, and receives third-party research reports on Director compensation for this purpose.

Compensation Policy for Executive Officers

- The compensation policy for Executive Officers, including those who are also Directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX's compensation structure for Executive Officers consists of fixed compensation, performance-linked compensation (annual bonus), and share-based compensation. The basic policy is a ratio of 1:1:1 for these components.
- Fixed compensation is decided for each individual based on a standard amount for each position.
- For Executive Officers, compensation linked to business performance for fiscal 2026 uses the level of achievement against the planned value of consolidated net income as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant Executive Officer was responsible as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the Representative Executive Officers, the level of achievement against the planned value of the consolidated net income is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company's medium-term management targets.
- In addition to the above, annual bonuses for Executive Officers at the Managing Executive Officer level and above will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the ESG-related Key Goals. If progress towards ESG-related Key Goals is proceeding as planned, the annual bonus will not be adjusted.
- Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the amount of the payment is decided according to the share price at the time of an individual executive officer's retirement.
- In addition, based on third-party compensation research reports, the Company strives to maintain a competitive level of compensation with Executive Officer compensation functioning as an effective incentive.

[Composition Ratio of Compensation]

Fixed compensation (1)	Performance-linked compensation (annual bonus) (1)	Share-based compensation (1)

[Method for Calculating Performance-linked Compensation (Annual Bonus)]



Representative Executive Officer	Performance-linked compensation (annual bonus)	=	Standardized base amount for each position (100%)	×	Company-wide performance indicator (variable: 0% to 200%)	+	Standardized base amount for each position (100%)	×	ESG progress (variable: -30% to 30%)

All Executive Officers ← → | Eligible: Managing Executive Officer and above ← →

Executive Officers	Performance-linked compensation (annual bonus)	=	Standardized base amount for each position (50%)	×	Company-wide performance indicator (variable: 0% to 200%)	+	Standardized base amount for each position (100%)	×	ESG progress (variable: -30% to 30%)
			Standardized base amount for each position (50%)	×	Division performance indicator (variable: 0% to 300%)				

Notes: 1. The compensation for Executive Officers based in overseas subsidiaries and Executive Officers with a high degree of specialization, etc., is decided upon deliberation for each individual and in consideration of the local compensation system and level, and specialization.

2. For performance-linked compensation (annual bonus), the level of achievement of the target of the division for which the relevant Executive Officer was responsible is determined through a comprehensive evaluation that takes into account qualitative factors (target difficulty, performance, preparation for the future, status of ESG initiatives etc.), centered on the achievement rate against the planned value of the relevant division.

3. The Company's share-based compensation system is a system in which points are annually allocated to Directors and Executive Officers based upon prescribed standards while in office, and ORIX shares are granted through a trust based on the number of accumulated points at the time of retirement. However, the Compensation Committee does not specify the length of time that shares purchased under this system must be held. In addition, if it is determined that a Director or Executive Officer engaged in serious inappropriate conduct while in office that could cause damage to the Company, the Compensation Committee may restrict the payment of share-based compensation.

Compensation Clawback Policy

• The Company has established a Compensation Clawback Policy pursuant to applicable New York Stock Exchange listing standards. This Policy provides for the clawback of performance-linked compensation (annual bonus) received in excess of executive officers' original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

2) Total amount of compensation for Directors and Executive Officers

(Year ended March 31, 2026)

Position	Fixed compensation		Performance-linked compensation (planned)		Share component of compensation		Total compensation	
	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)
Directors (Outside Directors)	8 (8)	123 (123)	-	-	8 (8)	26 (26)	8 (8)	150 (150)
Executive Officers	29	978	29	1,142	29	1,026	29	3,146
Total	37	1,102	29	1,142	37	1,053	37	3,297

Notes: 1. The number of people and amounts paid in the table above include two Outside Directors and three Executive Officers (including those serving concurrently as Directors and Executive Officers) who retired during fiscal 2026. As of March 31, 2026, there were 10 Directors (including six Outside Directors) and 26 Executive Officers (including those serving concurrently as Directors and Executive Officers).

2. No persons serving concurrently as Directors and Executive Officers are remunerated as Directors. The total compensation figure for the five people serving concurrently as Directors and Executive Officers is shown in the Executive Officers line.

3. The actual indicators for the performance-linked compensation (annual bonus) in the table presented earlier are as follows.
   • Company-wide performance indicator
   To support the achievement of medium-term management targets, the Compensation Committee sets the planned value of the consolidated net income. The level of achievement of this planned value was 118%.
   • Division performance indicator
   Division performance targets are based on Company-wide performance targets. The level of achievement of division performance targets among the 29 responsible Executive Officers (comprehensive evaluation including qualitative aspects) ranged from 0% to 300%, with a median of 105%.

4. The share component of the compensation system is a system in which Directors and Executive Officers are awarded a prescribed number of points during their period of service, and at the time of retirement, ORIX's shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount paid listed in the table above is calculated by multiplying the number of points confirmed to be provided as the portion for fiscal 2026 by the stock market price paid by the trust when ORIX's shares were acquired (¥2,248.39 per share).
   The actual total amount of the share component of compensation paid in fiscal 2026 was ¥584 million paid to two Outside Directors and three Executive Officers (including those serving concurrently as Directors and Executive Officers) who retired during fiscal 2026.

5. The Company did not provide stock options in the form of stock acquisition rights in fiscal 2026.

6. Figures shown are rounded down to the nearest million yen.

* Please refer to the Company's Form 20-F filed with the U.S. Securities and Exchange Commission for the further details of compensation for Directors and Executive Officers.

(4) Matters Relating to Directors and Executive Officers Who Retired or Were Dismissed During Fiscal 2026

For details of the directors and executive officers who retired during the fiscal year ended March 31, 2026, refer to "(1) Directors" and "(2) Executive Officers" above.

(5) Outside Directors

1) Significant concurrent positions

Please refer to "(1) Directors" above in the column entitled Significant Concurrent Position(s). There are no significant matters to be disclosed concerning relationships between the Company and the other entities at which the Outside Directors have significant concurrent positions.

2) Relationship with the Company or specially related business entities of the Company

To the Company's knowledge, the Outside Directors have never been a spouse or other relative within the third degree of relationship of any persons executing business, etc. of the Company or its specially related business entities.

3) Main activities

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2026	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Hiroshi Watanabe	Attended 8 of 8 meetings of the Board of Directors Attended 6 of 6 meetings of the Nominating Committee Attended 7 of 7 meetings of the Compensation Committee	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of domestic and international finance and economics. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in finance, economics and corporate management. In addition, as chairperson of the Nominating Committee, he played a leading role in deliberating on the compensation of the Board of Directors and Executive Officers appropriate for the Company's business development, as well as on the succession plan.
Aiko Sekine	Attended 8 of 8 meetings of the Board of Directors Attended 1 of 1 meeting of the Nominating Committee when she was a committee member Attended 15 of 15 meetings of the Audit Committee	As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, as chairperson of the Audit Committee, she played a leading role in deliberating on the effectiveness of the Company's internal control system by receiving regular reports from the Internal Audit Department, as well as from internal control-related functions and the Accounting Auditors.

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2026	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Chikatomo Hodo	Attended 8 of 8 meetings of the Board of Directors Attended 5 of 5 meetings of the Nominating Committee since he became a committee member Attended 7 of 7 meetings of the Compensation Committee Attended 4 of 4 meetings of the Audit Committee when he was a committee member	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as a manager based on his extensive experience and as an expert in digital business. In addition, as chairperson of the Compensation Committee, he played a leading role in deliberating on the compensation system and compensation levels in order to enhance its function as a medium- and long-term incentive, including considerations of compensation for Directors and Executive Officers linked to performance indicators such as consolidated ROE.
Noriyuki Yanagawa	Attended 8 of 8 meetings of the Board of Directors Attended 5 of 5 meetings of the Nominating Committee since he became a committee member Attended 4 of 4 meetings of the Audit Committee when he was a committee member	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of the domestic and overseas finance and economics surrounding corporate management. He proactively expressed his opinions and made proposals at meetings of the Board of Directors from his perspective as an expert in corporate strategy, based on his deep academic understanding. In addition, he also contributed to the Nominating Committee's deliberations on the composition of the Board of Directors and Executive Officers appropriate for the Company's business development, as well as on the succession plan, by utilizing his deep expertise in financial contracts, law, and economics.
Mami Yunoki	Attended 6 of 6 meetings of the Board of Directors since she was appointed as Director Attended 11 of 11 meetings of the Audit Committee since she became a committee member	As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, she also contributed to the Audit Committee's deliberations on the effectiveness of the Company's internal control system from a variety of perspectives, as a specialist in audit field.

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2026	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Miwa Seki	Attended 6 of 6 meetings of the Board of Directors since she was appointed as Director Attended 6 of 6 meetings of the Compensation Committee since she became a committee member Attended 11 of 11 meetings of the Audit Committee since she became a committee member	Utilizing her extensive and specialized knowledge in finance and business investment, she effectively fulfilled her role in supervising the Company's management from an independent and objective standpoint. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in finance and business investment. In addition, drawing from various perspectives as an expert in ESG investment, she also contributed to the Compensation Committee's deliberations on the compensation system and compensation levels for Directors and Executive Officers in order to enhance its function as a medium- and long-term incentive, as well as to the Audit Committee's deliberations on the effectiveness of the internal control system.

4) Agreement limiting liability

The Company has executed an agreement with each Outside Director, which will limit his/her liability for damages under Article 423, Paragraph 1 of the Companies Act (so-called "Agreement limiting liability"), pursuant to Article 427, Paragraph 1 of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph 1 of the Companies Act. The Company has not executed the said agreement with the accounting auditor.

5) Total amount of compensation to Outside Directors for the fiscal year ended March 31, 2026

The total amount of compensation to Outside Directors is the same as the amount paid in the column entitled Total compensation for Directors of (3) 2) above. No compensation is received from subsidiaries of the Company.

6) Statements or objections from Outside Directors about the above description of the Outside Directors

There are no specific statements or objections from the Outside Directors about the details of matters stated in 1)–5) above.

(6) Overview of Directors and Officers Liability Insurance Policy

The Company has entered into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, that insures all of the Members of the Board of Directors, Executive Officers and management level personnel of the Company, and officers, etc. of subsidiaries.

The insurance premium is paid in full by the Company, and there is no insurance premium burden for the insured.

The insurance contract covers damages that may occur when the officers, etc. above are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of claims for damages due to intentional fraud, unlawful action, omission, etc. and claims for damages resulting from illegally gaining profits or benefits.

(7) Other Significant Matters Concerning Directors and Executive Officers (including persons appointed after the closing day of the fiscal year ended March 31, 2026)

No items to report.

CONSOLIDATED BALANCE SHEET (U.S. GAAP)

AS OF MARCH 31, 2026

ORIX Corporation and Subsidiaries

	Millions of yen
ASSETS	
Cash and Cash Equivalents	1,334,945
Restricted Cash	116,154
Net Investment in Leases	1,247,491
Installment Loans	4,173,582
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2026 ¥78,020 million	
Allowance for Credit Losses	(80,194)
Investment in Operating Leases	2,152,820
Investment in Securities	3,308,829
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2026 ¥39,796 million	
The amounts which are associated to available-for-sale debt securities are as follows:	
March 31, 2026	
Amortized Cost ¥3,403,138 million	
Allowance for Credit Losses ¥(3,505) million	
Property under Facility Operations	779,075
Equity method investments	1,306,312
Trade Notes, Accounts and Other Receivable	495,905
Inventories	269,187
Office Facilities	203,169
Other Assets	2,695,501
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2026 ¥1,163 million	
Total Assets	**18,002,776**

Note: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
ASSETS	
Cash and Cash Equivalents	568
Net Investment in Leases (Net of Allowance for Credit Losses)	16,322
Installment Loans (Net of Allowance for Credit Losses)	29,696
Investment in Operating Leases	82,491
Property under Facility Operations	72,350
Other	34,319
Total Assets	**235,746**

	Millions of yen
LIABILITIES AND EQUITY	
Liabilities:	
Short-term Debt	572,235
Deposits	2,625,556
Trade Notes, Accounts and Other Payable	356,008
Policy Liabilities and Policy Account Balances	1,943,710
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2026 ¥138,027 million	
Income Taxes:	
Current	76,733
Deferred	611,051
Long-term Debt	5,965,759
Other Liabilities	1,227,913
Total Liabilities	**13,378,965**
Redeemable Noncontrolling Interests	**50,743**
Commitments and Contingent Liabilities	
Equity:	
Common Stock	221,111
Additional Paid-in Capital	235,239
Retained Earnings	3,502,509
Accumulated Other Comprehensive Income (Loss)	605,110
Treasury Stock, at Cost	(81,469)
Total ORIX Corporation Shareholders' Equity	4,482,500
Noncontrolling Interests	**90,568**
Total Equity	**4,573,068**
Total Liabilities and Equity	**18,002,776**

Note: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
LIABILITIES	
Trade Notes, Accounts and Other Payable	688
Long-term Debt	142,028
Other	12,490
Total Liabilities	**155,206**

CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
FOR THE YEAR ENDED MARCH 31, 2026

	Millions of yen
Revenues :	
Finance Revenues	365,570
Gains on Investment Securities and Dividends	128,948
Operating Leases	641,185
Life Insurance Premiums and Related Investment Income	640,159
Sales of Goods and Real Estate	442,586
Services Income	1,112,383
Total Revenues	**3,330,831**
Expenses :	
Interest Expense	193,889
Costs of Operating Leases	411,939
Life Insurance Costs	479,937
Costs of Goods and Real Estate Sold	331,988
Services Expense	634,329
Other (Income) and Expense	58,803
Selling, General and Administrative Expenses	711,775
Provision for Credit Losses	34,017
Write-Downs of Long-Lived Assets	16,242
Write-Downs of Securities	1,664
Total Expenses	**2,874,583**
Operating Income	**456,248**
Equity in Net Income of Equity method investments	123,872
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	111,311
Income Before Income Taxes	**691,431**
Provision for Income Taxes	233,103
Net Income	**458,328**
Net Income Attributable to the Noncontrolling Interests	**11,821**
Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	**(758)**
Net Income Attributable to ORIX Corporation Shareholders	**447,265**

<p style="text-align:center;">**Independent Auditor's Report**</p>

<p style="text-align:right;">May 18, 2026</p>

To the Board of Directors of ORIX Corporation:

KPMG AZSA LLC
Tokyo Office, Japan

Hidetoshi Fukuda (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Yoshiaki Hasegawa (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryohei Kashiwaba (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of ORIX Corporation and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2026 and for the year from April 1, 2025 to March 31, 2026 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements in Japan (including those that are relevant to our audit of the consolidated financial statements of public interest entities), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies

Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.

・Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

・Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:

The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act at the Group's responsibility.

(English Translation of the Audit Committee's Report Originally Issued in the Japanese Language)

Audit Committee's Report

The audit committee has audited the directors' and executive officers' performance of their duties for the 63rd business year from 1/Apr/2025 to 31/Mar/2026 and reports as follows in regard to the method and results of those audits.

1. Method and Contents of Audits

In regard to the content of resolutions of the board of directors regarding the matters stated in Article 416, paragraph (1), items (i)(b) and (i)(e) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the audit committee periodically received reports from directors, executive officers, and employees, etc. regarding the status of the establishment and operation of those systems and as necessary requested explanations and expressed opinions in regard thereto, in addition to which the audit committee conducted audits using the following methods.

(i) In accordance with the audit policies and division of duties, etc. determined by the audit committee, and in cooperation with the Group Internal Audit Department of the company, the audit committee attended important meetings, received reports from directors and executive officers, etc. regarding matters related to the performance of their duties, requested explanations as necessary, viewed important decision-making documents, etc., and inspected the status of operations and assets at the head office and main business locations. Additionally, in regard to subsidiaries, the audit committee communicated and exchanged information with the directors, audit and supervisory board members, etc. of subsidiaries and received reports on business from subsidiaries as necessary.

(ii) The audit committee oversaw and verified whether the accounting auditor maintained an independent position and conducted an appropriate audit, received reports from the accounting auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the audit committee received notification from the accounting auditor that, in accordance with the "Quality Control Standards for Audits" (Business Accounting Council), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items of Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary.

Using the methods above, the audit committee examined the business report, the supplementary schedules thereto, the accounting documents (i.e., the balance sheet, statement of income, statement of changes in net assets, and explanatory notes to accounting documents), the supplementary schedules to the accounting documents, and the consolidated accounting documents (i.e., the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and explanatory notes to consolidated accounting documents) for the business year.

2. Audit Results

(1) Results of audit of business report, etc.

    i. We find that the business report and the supplementary schedules thereto accurately present the status of the company in accordance with laws, regulations, and the articles of incorporation.

    ii. We do not find any misconduct nor any material fact constituting a violation of any law, regulation, or the articles of incorporation in relation to the directors' and executive officers' performance of their duties.

    iii. We find the content of the resolutions of the board of directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon in regard to the statements in the business report or the directors' and executive officers' performance of their duties relating to the internal control systems.

(2) Results of audit of accounting documents and supplementary schedules thereto

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

(3) Results of audit of consolidated accounting documents

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

May 18, 2026

ORIX Corporation ; Audit Committee

    Audit Committee Member: Aiko Sekine   (Seal)

    Audit Committee Member: Mami Yunoki   (Seal)

    Audit Committee Member: Miwa Seki   (Seal)

Note: Audit Committee Members Ms. Aiko Sekine, Ms. Mami Yunoki and Ms. Miwa Seki are outside directors provided for in Article 2, item (xv) and Article 400, paragraph (3) of the Companies Act.

Partial Correction to the "Information Materials for the 63rd Annual General Meeting of Shareholders"

ORIX CORPORATION has made a partial correction to the contents of the "Information Materials for the 63rd Annual General Meeting of Shareholders". We hereby apologize for any inconvenience.

The corrected part is as stated below and the correction is shown by underlined text.

Details

1．Corrected Part:

Notes to the Consolidated Financial Statements, Consolidated Financial Statements (U.S.GAAP)

Page 28, 6. Financial Instruments

(2) Estimated Fair Value of Financial Instruments and the breakdown of the Fair Value by input levels

2．Contents of Correction:

＜Before Correction＞

Millions of yen

	Carrying amount	Estimated fair value	Differences	Level 1	Level 2	Level 3
3) Installment loans (net of allowance for credit losses)	4,118,777	4,107,114	(11,663)	0	50,013	4,057,101

＜After Correction＞

Millions of yen

	Carrying amount	Estimated fair value	Differences	Level 1	Level 2	Level 3
3) Installment loans (net of allowance for credit losses)	4,118,777	4,089,785	(28,992)	0	50,013	4,039,772

End